

Julian Englert · 3rd

Co-Founder and CEO of Adaptyv Biosystems
Lausanne, Vaud, Switzerland · **Contact info**

411 connections

 **Adaptyv Biosystems**

 **EPFL (École polytechnique fédérale de Lausanne)**

Experience



Co-Founder
Adaptyv Biosystems
Apr 2020 – Present · 1 yr 8 mos



R&D Engineer
Xsensio
Sep 2018 – Oct 2019 · 1 yr 2 mos
Lausanne Area, Switzerland

* Developed novel functionalization techniques for Lab-on-Skin semiconductor sensing
platform using inkjet printed polymer membranes
* Established scalable device characterization methodology with automated sampling setup
and sensor performance analysis using Python

Education



EPFL (École polytechnique fédérale de Lausanne)
Master of Science - MS, Biomedical/Medical Engineering
2016 – 2019

Major in Materials Science and Engineering
Minor in Biomedical Technologies

* Master thesis on integration of functionalization layers on sensor platform by inkjet printing
in
collaboration between LMIS1 (J. Brugger) and Xsensio SA
* Lab projects on energy harvesting with piezoelectric systems (D. Damjanovic), novel soft
pneumatic actuators (J. Paik) and multimaterial 3D bioprinting (P. Renaud)
* Design projects in small teams for courses for example on functional composites,
sensorimotor
neuroprosthetics and flexible bioelectronics



Karlsruhe Institute of Technology (KIT)
Bachelor of Science - BS, Materials Science
2012 – 2016

Major in Materials Science and Engineering

* Thesis on novel organic solar cells based on fullerene blends at Lichttechnisches Institut
(LTI) in 2016
* Awarded Deutschlandstipendium scholarship in 2015
* Teaching Assistant for Engineering Mechanics in 2014/2015

Volunteer experience



Co-Founder and Co-Lead
Effective Altruism Lausanne
Sep 2018 – Present · 3 yrs 3 mos

Coordinating activities of the association and organizing events in Lausanne area.
Building a community of open-minded people that use reasoning and evidence to change the
world to the better.